SECURI   ISSION

ANNU   09058287   RT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DSIL Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

536 Broadway 7th Floor
(No. and Street)

New York (City) NY (State) 10012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CAROLE M. LAIBLE, PRESIDENT & CHIEF FINANCIAL OFFICER (212) 217-1100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carole M. Liable, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DSIL Investment Services LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

PRESIDENT & CHIEF FINANCIAL OFFICER
Title

Notary Public

Douglas Lowe
Notary Public - State of New York
No. 02LO6141547
Qualified in Westchester County
My commission expires 2/27/10

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
DSIL Investment Services LLC
New York, New York

We have audited the accompanying statement of financial condition of DSIL Investment Services LLC (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DSIL Investment Services LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 18, 2009

DSIL Investment Services LLC

Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$	263,624
Commissions receivable		688
Other assets		26,291
Total assets	$	290,603

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	17,076
Due to Parent		10,134
Member's equity		263,393
Total liabilities and member's equity	$	290,603

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business: DSIL Investment Services LLC (the "Company") is a wholly owned subsidiary of Domini Social Investments LLC (the "Parent"), a registered investment adviser under the Investment Advisers Act of 1940. The Company is a broker-dealer that acts as the principal underwriter and distributor for mutual funds sponsored by the Parent.

The Company is currently exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission based on paragraph (k)(I) of the rule. Among other provisions, the Company does not hold funds or securities for, or owe money or securities to, customers.

Note 2. Significant Accounting Policies

A summary of significant accounting policies follows:

Cash: Cash represents bank demand deposits.

Income Taxes: The Company is a single-member limited liability company whose parent is a multi-member limited liability company classified as a partnership for federal income tax purposes. The Company is a "disregarded entity" for tax purposes and its income is included in the Parent's partnership return and therefore no provision for income taxes is required.

Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

Recent Accounting Pronouncements: In July 2006, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under FASB Statement No. 5, *Accounting for Contingencies* ("SFAS No. 5"). SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had a net capital of $236,414, which was $211,414 in excess of its required net capital of $25,000. The Company had aggregate indebtedness at December 31, 2007 of $27,210. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1 at December 31, 2008.

Note 4. Agreement with Affiliated Company

Pursuant to a written agreement, the Parent has agreed to pay the Company's expenses, net of income, including but not limited to professional fees, office space, equipment, commission payments and advertising expenses. Operating expenses of the Company are primarily allocated to it from the Parent.

Note 5. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company maintains substantially all of its cash with one financial institution, which management of the Company considers to be of high quality.

DSIL Investment Services LLC

Statement of Financial Condition

December 31, 2008

This report is filed pursuant to rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a public document.